UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

VALOR GOLD CORP.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

92025W10
(CUSIP Number)

Stephen Alfers
President and Chief Executive Officer
Pershing Gold Corporation
1658 Cole Boulevard
Building 6 - Suite 210
Lakewood, Colorado, 80401
877-705-9357
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:
Deborah J. Friedman
Davis Graham & Stubbs LLP
1550 Seventeenth Street, Suite 500
Denver, Colorado 80202
303-892-9400

May 24, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Pershing Gold Corporation I.R.S. Identification Nos. of above persons (entities only) I.R.S. I.D.#: 26-0657736
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Nevada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 25,000,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 25,000,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 32.4% (based on 77,112,500 shares of common stock outstanding as reported on Valor’s Annual Report on Form 10-K for the year ended December 31, 2012)
14.	Type of Reporting Person (See Instructions) CO

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the shares of common stock of Valor Gold Corp. (“Valor”), whose principal executive offices are located at 200 S Virginia Street, 8th Floor, Reno, NV 89501.

Item 2. Identity and Background

This Schedule 13D is being filed by Pershing Gold Corporation, a Nevada corporation (“Pershing” or the “Reporting Person”). Pershing is a gold and precious metals exploration company pursuing exploration and development opportunities primarily in Nevada. Pershing is currently focused on exploration at its Relief Canyon properties in Pershing County in northwestern Nevada. The address of the principal office of the Reporting Person is 1658 Cole Boulevard, Building No. 6, Suite 210, Lakewood, Colorado 80401.

The name, present principal occupation or employment, and present business address of each director and executive officer of Pershing is set forth on Schedule A attached hereto.

During the past five years, neither Pershing nor, to the best of Pershing’s knowledge, any director or executive officer of Pershing, has been, (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The shares of common stock to which this Statement relates were received by Pershing as partial consideration in the sale to Valor of junior gold exploration mining claims and related rights, most notably the Red Rock Mineral Prospect and North Battle Mountain Prospect located in Lander County, Nevada (the “Sold Properties”).  The Sold Properties were sold pursuant to an Agreement and Plan of Merger dated May 24, 2012 (the “Merger Agreement”) among (i) Pershing, (ii)  Red Battle Corp. (“Red Battle”), Pershing’s wholly-owned subsidiary which indirectly owned the Sold Properties, (ii) Valor, and (iii) Valor Gold Acquisition Corp., Valor’s wholly-owned subsidiary (“Acquisition Sub”). Upon closing of the Merger, Acquisition Sub merged with and into Red Battle, and Red Battle, as the surviving corporation, became Valor’s wholly-owned subsidiary. In consideration for the Merger, Pershing, as Red Battle’s sole shareholder, received (i) 25,000,000 shares of restricted Valor common stock; (ii) $2,000,000 in cash; and (iii) a promissory note in the principal amount of $500,000.  Under the terms of the note, all outstanding principal, together with all accrued but unpaid interest, was payable upon the earlier of: (i) the closing of one or more private placements of Valor’s securities in which Valor received gross proceeds of at least $7,500,000 or (ii) 18 months following the issuance of the note.  As additional consideration in the Merger, Pershing received (i) a 1% net smelter return production royalty on all minerals produced from certain claims under the Sold Properties, and (ii) cancellation of 1,750,000 shares of Pershing common stock held by a former employee of and a consultant to Pershing  and the lessor of the Sold Properties who became an employee of Valor following the Merger.  The Merger closed on May 24, 2012.  In November 2012, the $500,000 note, plus accrued interest, was paid in full.

The foregoing description of the Merger Agreement is a summary, does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is incorporated herein by reference.

Item 4. Purpose of Transaction

In connection with refining its strategic direction, Pershing decided in spring of 2012 to divest itself of its properties that were not related to the Relief Canyon Mine property, its principal property, or its other nearby core assets. The Sold Properties, as well as its other non-core properties, were sold pursuant to this strategy. The primary purpose of the disposition of the Sold Properties was to raise cash to invest in the Relief Canyon Mine property and to reduce the costs of continuing to hold the Sold Properties. Pershing’s receipt of Valor common stock as a portion of the consideration for the Sold Properties represented a means by which Pershing could participate in the upside, if any, associated with Valor’s exploration and development of the Sold Properties through ownership of a marketable security, but with limited downside exposure. Pershing did not intend to participate, and has not participated, in the internal operations of Valor, has been a passive investor in Valor, has never had a representative on the Valor board of directors and has not attempted, through stock ownership or otherwise, to influence the internal operations of Valor. Interactions with Valor have been minimal, and have been typical of interactions with other junior mining companies operating in the same geographic area.

(a)  In light of Pershing’s need for cash to support its ongoing operations at the Relief Canyon Mine property, it will continue to seek opportunities for sale of its Valor common stock, either in the private market or through sales under Rule 144 under the Securities Act of 1933, as amended.

(a) – (j) Other than as described in Item 3, Item 4, and Item 6, and except as otherwise disclosed in this Statement or in the Merger Agreement, the Reporting Person has no present plans or proposals that would relate to or result in the purchase of additional shares of Valor common stock or any of the matters set forth in subparagraphs (b)-(j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) – (b) Based on the 25,000,000 shares received in the Merger on May 24, 2012, Pershing beneficially owned 32.4% (based on 77,112,500 shares of common stock outstanding as reported on Valor’s Annual Report on Form 10-K for the year ended December 31, 2012).  Pershing has sole power to vote and sole power to dispose of its Valor common stock.

(c) On February 27, 2013, Pershing sold 3,000,000 shares of Valor common stock for $0.10 per share, or $300,000, in a private transaction. On April 15, 2013, Pershing sold 2,000,000 shares of Valor common stock for $0.07 per share, or $140,000, in a private transaction.  As a consequence of these sales, its beneficial ownership was reduced to 25.9%.  A separate Schedule 13D/A is being filed to report these transactions.

(d) Other than the Pershing board of directors, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Valor common stock that is beneficially owned by Pershing.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Prior to the Merger, certain entities under the control of Barry Honig, a director and 9.0% beneficial stockholder of Pershing, and Mr. Honig’s family members held 5,600,003 shares of Valor. Additionally, another significant shareholder of Pershing (the “Other Stockholder”) held 750,000 shares of Valor prior to the Merger. On May 24, 2012, contemporaneously with the closing of the Merger, the Other Stockholder purchased 1,250,000 additional shares of Valor’s common stock in a private placement for a purchase price of $0.40 per share (an aggregate of $500,000) and entities under Mr. Honig’s control purchased 5,000,000 shares of Valor’s Series A Preferred Stock in a private placement for a purchase price of $0.40 per share (an aggregate of $2,000,000).  The Series A Preferred Stock is convertible into 5,000,000 shares of Valor common stock.  Assuming the conversion into common stock of the Series A Preferred Stock, the Other Stockholder and entities controlled by Mr. Honig beneficially owned 18% of Valor’s issued and outstanding common stock at the closing of the Merger.

Decisions regarding the purchases of Valor common stock by Mr. Honig and his affiliated entities and by the Other Stockholder concurrent with the Merger were made independent of the decisions made by Pershing to sell the Sold Properties in the Merger Agreement. Pershing’s board did not participate in decisions by Mr. Honig or the Other Stockholder regarding such purchases. Pershing’s decision regarding its sale of the Sold Properties was part of a strategic decision focusing its business plan on the Relief Canyon Mine property and its other core properties. Pershing has made and expects to continue to make its decisions regarding voting and disposition of Valor common stock independent of decisions made by Mr. Honig and the Other Stockholder regarding the Valor common stock owned by them. Pershing is not a member of a “group”, for purposes of Schedule 13D, with Mr. Honig or his affiliated entities or with the Other Stockholder for purposes of ownership of Valor common stock. Pershing expects that Mr. Honig, as a member of Pershing’s board of directors, will participate in Pershing’s decisions regarding voting and investment of the Valor common stock owned by Pershing, and that any decisions in his capacity as a Pershing director will be made with a view to his fiduciary obligations to Pershing stockholders.

Other than as described in Items 3, 4, 5 and 6, and in the Merger Agreement, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to the purchase, ownership or control of Valor or any securities of Valor.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1
Agreement and Plan of Merger, dated as of May 24, 2012, among Pershing Gold Corporation, Valor Gold Corp., Valor Gold Acquisition, and Red Battle Corp. (incorporated by reference to Exhibit 99.1 to Pershing’s Current Report on Form 8-K filed on May 31, 2012)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: April 22, 2013

Pershing Gold Corporation

By:	/s/ Stephen Alfers
Stephen Alfers Chief Executive Officer, President and Chairman of the Board

SCHEDULE A
DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON

The following table sets forth the name, business address, present principal occupation or employment, and name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of the Reporting Person.

Name	Position	Present Principal Occupation or Employment and Business Address	Citizenship

Stephen Alfers	Chief Executive Officer, President and Chairman of the Board	Pershing Gold Corporation 1658 Cole Boulevard Building 6 - Suite 210 Lakewood, Colorado, 80401	USA

Eric Alexander	Vice President Finance and Controller	Pershing Gold Corporation 1658 Cole Boulevard Building 6 - Suite 210 Lakewood, Colorado, 80401	USA

Alexander G. Morrison	Director	Member, various boards of directors c/o Pershing Gold Corporation 1658 Cole Boulevard Building 6 - Suite 210 Lakewood, Colorado, 80401	USA

Barry Honig	Director	President of GRQ Consultants, Inc. c/o Pershing Gold Corporation 1658 Cole Boulevard Building 6 - Suite 210 Lakewood, Colorado, 80401	USA